Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472



[ECHOSTAR LOGO]                                                   [HUGHES LOGO]

ON OCTOBER 28, 2001, ECHOSTAR COMMUNICATIONS ANNOUNCED DEFINITIVE AGREEMENTS FOR A MERGER WITH HUGHES ELECTRONICS. THE COMBINED COMPANY WILL BE NAMED ECHOSTAR AND USE THE DIRECTV BRAND FOR ITS DIRECT BROADCAST SATELLITE (DBS) SERVICE. THE NEW COMPANY WILL OFFER LOCAL BROADCAST CHANNELS, COMPETITIVELY PRICED BROADBAND SERVICE AND NATIONWIDE PRICING TO EVERY HOME IN AMERICA. THE MERGER WILL ALSO BRING REAL COMPETITION TO THE PAY TELEVISION MARKET, WHERE ENTRENCHED CABLE COMPANIES NOW CONTROL ALMOST 80 PERCENT OF AMERICAN TV HOUSEHOLDS.


LOCAL CHANNELS FOR ALL AMERICANS

           Neither EchoStar nor DIRECTV alone has sufficient spectrum or the satellite resources necessary to provide local broadcast channels in all 210 television designated market areas ("DMAs"). Today, the companies each provide mainly redundant service to fewer than 50 of America's largest television DMAs, leaving many residents of smaller cities and rural towns without access to local news, weather and sports via satellite.

           As a result of the merger, the new EchoStar will have the satellite and spectrum resources necessary to provide local broadcast programming to DBS customers in all 210 American DMAs, including full compliance with "must-carry" requirements. This enhanced offering will bolster competition with cable in the DMAs where satellite cannot currently offer local channel service.

AFFORDABLE BROADBAND FOR EVERY AMERICAN HOME, SCHOOL AND BUSINESS

           Today, millions of Americans - many in rural areas - have little or no access to high-speed Internet service. DSL providers, phone companies and cable operators have not made the investments to connect rural homes, schools and businesses, and these disadvantaged American households find themselves on the losing side of the "digital divide."

           The merger will bring competitively priced broadband services to every American home, school and business. The very nature of satellite technology and the economies of scale created by the merger will allow the merged company to bring broadband to locations not served by cable modem or DSL providers. Without the merger, however, 40 million American households will continue to have little or no access to broadband service.

ONE NATION, ONE RATE CARD

           Today, both EchoStar and DIRECTV offer DBS services at nationwide prices, a policy that makes the most business sense for national programming distributors because it simplifies advertising, billing and customer service activities. Consequently, customers in the most remote areas of the country pay the same rates for the same services as those living in the nation's largest cities, extending the benefits of competition with cable to everyone. EchoStar's Chairman, who will be the Chairman of the merged company, has committed under oath to continue this national pricing system after the merger.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.



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